JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

April 12, 2017

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust
File Nos. 33-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust (the "Trust") enclosed herewith for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting of Shareholders, Proxy Statement, and form of Proxy and Voting Instruction Cards to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.

The proposal for consideration by shareholders of the Trust is as follows:

1. All Shareholders of each Trust, voting together: To vote on the election of eleven individuals as Trustees of each Trust.

2.  Shareholders holding Class A Shares of each Fund of the JNL Series Trust, JNL Investors Series Trust, and JNL Variable Fund LLC, voting separately for each Fund: To approve an amended and restated Distribution Plan for the Class A shares of the Funds.

3. All Shareholders of the series of JNL Series Trust and JNL Investors Series Trust, voting together: To approve an amended and restated Declaration of Trust.

4. Shareholders of the JNL/Crescent High Income Fund, JNL/DoubleLine® Emerging Market Fixed Income Fund, JNL Disciplined Moderate Fund, JNL Disciplined Moderate Growth Fund, and JNL Disciplined Growth Fund of the JNL Series Trust, voting separately: To approve revisions to a fundamental policy regarding industry concentration.

5. Shareholders of the JNL Multi-Manager Small Cap Value Fund of the JNL Series Trust: To approve revisions to a fundamental policy regarding oil and gas investments.

6. Shareholders of the JNL/FPA + DoubleLine® Flexible Allocation Fund of the JNL Series Trust: To approve revisions to a fundamental policy regarding the purchases or sales of physical commodities.

7. Each Fund's Shareholders of the JNL Investors Series Trust, voting separately: To approve the elimination of a fundamental policy regarding repurchase agreements and warrants.

8. Each Fund's Shareholders of the JNL Series Trust except for the JNL/Lazard Emerging Markets Fund, voting separately: To approve revisions to a fundamental policy regarding borrowing restrictions.

9. Shareholders of the JNL/PPM America Total Return Fund of the JNL Series Trust: To approve the elimination of a fundamental policy regarding borrowing restrictions.

The shareholder's meeting for the Fund is scheduled to be held on March 20, 2017.  Please do not hesitate to contact me at (517) 367-4336 to discuss the Preliminary Proxy Statement.

Very truly yours,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel, & Secretary